

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2023

Seah Kok Wah
Chief Executive Officer
Angkasa-X Holdings Corp.
11-06, Tower A, Ave 3
Vertical Business Suite
Jalan Kerinchi Bangsar South, 59200, Kuala Lumpur, Malaysia

      **Re: Angkasa-X Holdings Corp.**
          **Amendment No. 2 to Registration Statement on Form F-1**
          **Filed July 3, 2023**
          **File No. 333-268366**

Dear Seah Kok Wah:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 18, 2023 letter.

Amendment No. 2 to Form F-1 filed July 3, 2023

Risk Factors
Risks Related to Our Business and Industry
"We are heavily dependent...", page 33

1.    Revise your risk factor to disclose significant customer concentrations for all periods included in the filing. In addition, please revise to provide this information in "Note 16. Concentration of Risk" of your audited financial statements in accordance with ASC 280-10-50-42.

Dilution, page 56

2.    You state in your response to prior comment 4 that there will be no underwriter discount and offering expenses for the shares offered as you do not have an underwriter. However, you refer to the "net proceeds of the Offering" and we note your disclosure on page 134 refers to expenses related to the offering.  Please advise or revise accordingly.

Signatures, page 139

3.    With your next amendment, please ensure that the registration statement is signed by at least a majority of the board of directors.  See Instruction 1 to Signatures of Form F-1.

   You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.


                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc:    Benjamin A. Tan